                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          VERITAS SOFTWARE CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   923436 10 9
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                                 (CUSIP Number)

                                DECEMBER 31, 1999
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             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [ ]    Rule 13d-1(b)

             [ ]    Rule 13d-1(c)

             [X]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

----------------------                                         -----------------
CUSIP NO.  912436 10 9                                         PAGE 2 OF 9 PAGES
----------------------                                         -----------------


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          NAME OF REPORTING PERSON:           WARBURG, PINCUS INVESTORS, L.P.
   1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   13-3549187


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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
   2                                                               (b) [ ]

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   3      SEC USE ONLY


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   4      CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE


--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER                   -0-


                          ------------------------------------------------------
       NUMBER OF          6    SHARED VOTING POWER                 -0-
        SHARES
     BENEFICIALLY
                          ------------------------------------------------------
       OWNED BY           7    SOLE DISPOSITIVE POWER              -0-
         EACH
      REPORTING
                          ------------------------------------------------------
        PERSON            8    SHARED DISPOSITIVE POWER            -0-
         WITH

--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          -0-

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES [ ]


--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): -0-


--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON:    PN


--------------------------------------------------------------------------------

                                  SCHEDULE 13G

----------------------                                         -----------------
CUSIP NO.  923436 10 9                                         PAGE 3 OF 9 PAGES
----------------------                                         -----------------


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          NAME OF REPORTING PERSON:           WARBURG, PINCUS & CO.
   1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-6358475


--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
   2                                                               (b) [ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION:  NEW YORK


--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER                   -0-


                          ------------------------------------------------------
       NUMBER OF          6    SHARED VOTING POWER                 -0-
        SHARES
     BENEFICIALLY
                          ------------------------------------------------------
       OWNED BY           7    SOLE DISPOSITIVE POWER              -0-
         EACH
      REPORTING
                          ------------------------------------------------------
        PERSON            8    SHARED DISPOSITIVE POWER            -0-
         WITH

--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          -0-

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES   [ ]


--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):       -0-


--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON:    PN


--------------------------------------------------------------------------------

                                  SCHEDULE 13G

----------------------                                         -----------------
CUSIP NO.  923436 10 9                                         PAGE 4 OF 9 PAGES
----------------------                                         -----------------


--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON:           E.M. WARBURG, PINCUS & CO. LLC
   1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   13-3536050


--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
   2                                                               (b) [ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION:  NEW YORK


--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER                   -0-


--------------------------------------------------------------------------------
      NUMBER OF           6    SHARED VOTING POWER                 -0-
        SHARES
     BENEFICIALLY
--------------------------------------------------------------------------------
       OWNED BY           7    SOLE DISPOSITIVE POWER              -0-
         EACH
      REPORTING
--------------------------------------------------------------------------------
        PERSON            8    SHARED DISPOSITIVE POWER            -0-
         WITH

--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          -0-

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES  [ ]


--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):       -0-


--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON:    OO


--------------------------------------------------------------------------------

                                  SCHEDULE 13G

----------------------                                         -----------------
CUSIP NO.  923436 10 9                                         PAGE 5 OF 9 PAGES
----------------------                                         -----------------

ITEM 1.

        (a)    Name of Issuer:
               VERITAS Software Corporation (the "Issuer")

        (b)    Address of Issuer's Principal Executive Offices:
               1600 Plymouth Street
               Mountain View, CA  94043


ITEM 2 (a)
AND (b)

        (a)    Name of Person Filing:
               This statement is filed by and on behalf of (a) Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WPI"); (b) Warburg, Pincus & Co., a New York general partnership ("WP"); and
               (c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), which manages WPI. WP, as the sole general partner of WPI, has a 20% interest in the profits of WPI. Lionel
               I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP. The business address of each of the foregoing is 466 Lexington Avenue, New York, New York 10017.

        (c)    Citizenship:
               Not applicable

        (d)    Title of Class of Securities:
               Common Stock

        (e)    CUSIP Number:
               923436 10 9

ITEM 3.

               Not applicable.

ITEM 4.        OWNERSHIP

        (a)    Amount Beneficially Owned:   -0-

        (b)    Percent of Class:            0%



                                  Page 5 of 9
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                                  SCHEDULE 13G

----------------------                                         -----------------
CUSIP NO.  923436 10 9                                         PAGE 6 OF 9 PAGES
----------------------                                         -----------------

         (c)   Number of shares as to which such person has:

               (i)    sole power to vote or direct the vote: -0-

               (ii) shared power to vote or direct the vote -0-

               (iii) sole power to dispose or to direct the disposition of: -0-

               (iv) shared power to dispose or to direct the disposition of: -0-

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               As of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10.       CERTIFICATION

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                   Page 6 of 9
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2000


                                            WARBURG, PINCUS INVESTORS, L.P.

                                            By: Warburg, Pincus & Co., General
                                                Partner


                                            By: /s/ STEPHEN DISTLER
                                               ---------------------------------
                                               Stephen Distler, Partner


                                            WARBURG, PINCUS & CO.


                                            By: /s/ STEPHEN DISTLER
                                               ---------------------------------
                                               Stephen Distler, Partner


                                            E.M. WARBURG, PINCUS & CO., LLC


                                            By: /s/ STEPHEN DISTLER
                                               ---------------------------------
                                               Stephen Distler, Member

Exhibit 1 Joint Filing Agreement dated February 11, 2000, among the signatories to this Schedule 13G.

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT
                         PURSUANT TO RULE 13d-1 (f) (1)

        The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts taken together shall constitute one and the same instrument.

Dated:  February 11, 2000


                                            WARBURG, PINCUS INVESTORS, L.P.

                                            By: Warburg, Pincus & Co., General
                                                Partner

                                            By: /s/ STEPHEN DISTLER
                                               ---------------------------------
                                               Stephen Distler, Partner


                                            WARBURG, PINCUS & CO.

                                            By: /s/ STEPHEN DISTLER
                                               ---------------------------------
                                               Stephen Distler, Partner


                                            E.M. WARBURG, PINCUS & CO., LLC

                                            By: /s/ STEPHEN DISTLER
                                               ---------------------------------
                                               Stephen Distler, Member